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                              December 6, 2022

       Yishai Cohen
       Chief Executive Officer
       Landa App LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa App LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 15,
2022
                                                            File No. 024-11953

       Dear Yishai Cohen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

       Response Letter dated October 6, 2022

       General

   1.                                                   In your disclosure
provided in response to comment 3, we note you do not
                                                        quantify currently
outstanding amounts of the Refinance Notes or the Acquisition Notes, although there is
disclosure noting that "each prior offered series has paid down or otherwise discharged
all or a portion of the outstanding balance of its Acquisition Note."
                                                        If material, please
provide quantitative disclosure regarding the outstanding amounts under each of the
Refinance and Acquisition Notes.
 Yishai Cohen
FirstName
Landa AppLastNameYishai   Cohen
           LLC
Comapany6,
December  NameLanda
             2022      App LLC
December
Page 2    6, 2022 Page 2
FirstName LastName
2.       We note your response to comment 4 indicating that the    free stock
 is being paid for by
         the sponsor. Please provide a detailed description of the mechanics of the free stock program, including whether the sponsor purchases the securities to be issued and the timing and steps involved in distributing the securities. Also advise us how many shares have been issued and the value attributed to them. It appears the Forms 1-A do not address the free stock program. Please revise or advise us why you believe such disclosure is not material.
3. We note your response to comment 5 and ask that you provide updated narrative disclosure for all of the prior 37 series offered, whether open or closed, including in an updated Master Series Table in Appendix A.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Mark Schonberger